                                                                     EXHIBIT 2.4

                              TAX SHARING AGREEMENT

                  This TAX SHARING AGREEMENT ("Agreement") is made effective as of January 1, 1999 between HNC Software Inc. ("HNC"), a Delaware corporation, on behalf of itself, the Affiliated Group (as defined below) and the HNC Subgroup (as defined below), on the one hand, and Retek Inc. ("Retek"), a Delaware corporation, on behalf of Retek and the Retek Subgroup (as defined below), on the other hand. Capitalized terms used herein shall have the meanings assigned to them in Section 1 below.

                                    RECITALS

                  WHEREAS, HNC is the common parent corporation of an Affiliated Group of corporations (as defined in Section 1504(a) of the Code) which includes Retek;

                  WHEREAS, the Affiliated Group files consolidated federal income Tax returns under Section 1501 of the Code, so that the Tax liability of the Affiliated Group is determined under Section 1502 of the Code and the Regulations thereunder by consolidating the income, expenses, gains, losses and credits of all of the members of the Affiliated Group;

                  WHEREAS, HNC files state Combined Returns on behalf of itself and other members of the Affiliated Group;

                  WHEREAS, it is the intent and desire of HNC, on behalf of itself and its present and future subsidiaries other than Retek, RIS and Retek's and RIS' present and future subsidiaries (collectively, the "HNC Subgroup"), and Retek, on behalf of itself, RIS and Retek's and RIS' present and future subsidiaries (collectively, the "Retek Subgroup") to provide for the allocation and apportionment between the HNC Subgroup and the Retek Subgroup of responsibilities, liabilities, and benefits relating to Taxes paid or payable by the Affiliated Group, the HNC Subgroup, the Retek Subgroup or any member of any such group;

                  WHEREAS, HNC's Board of Directors has determined that it is in the best interest of HNC and its stockholders to separate the business of Retek and Retek Information Systems ("RIS") from HNC's other operations in accordance with the series of related transactions set forth in the Separation Agreement (the "Separation");

                  WHEREAS, the Boards of Directors of HNC and Retek have determined that it is appropriate and desirable that Retek issue and sell shares of its common stock in an initial public offering registered under the Securities Act of 1933, as amended (the "Initial Public Offering"); and


                  WHEREAS, HNC's current intention is that, after the closing of the Initial Public Offering, HNC may in its sole discretion elect to distribute pro rata to HNC's stockholders, as a dividend, the remaining shares of common stock of Retek which it holds after the closing of the Initial Public Offering (the "Distribution") subject to the terms, conditions and covenants set forth in the Separation Agreements.


                                    AGREEMENT

                  NOW THEREFORE, in consideration of the mutual covenants and promises contained herein, the parties agree as follows:

1.       DEFINITIONS

         1.1 "Adjustment" means an adjustment determined on an issue-by-issue or transaction-by-transaction basis, as appropriate, made or proposed by a Taxing Authority with respect to any amount reflected or required to be reflected on any Return relating to such Tax.

         1.2 "Affiliated Group" means HNC, Retek and all other corporations which may now or from time to time hereafter be eligible or required to be included in a Consolidated Group Return with HNC as the common parent corporation.

         1.3 "After Tax Basis" in reference to an indemnity payment under
Section 5.3 shall mean an amount that, after (i) subtraction of the aggregate additional Taxes incurred or to be incurred by the party receiving the indemnity payment as a result of the receipt of such payment and (ii) addition of the tax benefit to the party receiving the indemnity payment on account of the Adjustment to which such indemnity payment relates, is equal to the amount of the Tax Adjustment. "After-Tax Basis" in reference to a benefit payment under
Section 5.3 shall mean an amount that, after (i) addition of the aggregate additional Taxes incurred or to be incurred by the party making the benefit payment on account of the Tax benefit to which such benefit payment relates and
(ii) subtraction of the Tax benefit to the party making the benefit payment as a result of the making of such payment, is equal to the amount of the Tax benefit. For purpose of determining such additional Taxes incurred or to be incurred and such Tax benefit, the following assumptions will be used: (a) in the case of any income Tax, the highest marginal Tax rate or, in the case of any other Tax, the highest applicable Tax rate, in each case in effect with respect to that Tax for the Taxable period or any portion of the Taxable period to which the indemnity payment or benefit payment relates; and
(b) such determination shall be made without regard to whether any actual additional Taxes or Tax benefit will in fact be realized with respect to the Return to which such payment relates.

         1.4 "Carryforward Tax Attribute" means a deductible or creditable consolidated Federal tax attribute, including, but not limited to, (i) a consolidated net operating loss, a consolidated net capital loss, a consolidated unused foreign investment credit, a consolidated unused foreign tax credit, or a consolidated excess charitable contribution (see Section 1.1502-79 of the Regulations), and (ii) the consolidated minimum tax credit, or other consolidated general business credits, that can be carried forward from one tax period to subsequent tax periods.

         1.5 "Code" means the U.S. Internal Revenue Code of 1986, as amended.


         1.6 "Combined Return" means the Return of state income or franchise Tax filed by a group of controlled corporations on a unitary basis as opposed to a separate company basis.

         1.7 "Consolidated Group Return" means, with respect to any Consolidated Return Year, the federal income Tax return of the Affiliated Group for such Consolidated Return Year.

         1.8 "Consolidated Period" means that period of time during which Retek is a member of the Affiliated Group.

         1.9 "Consolidated Return Date" means each date upon which the Consolidated Group Return is filed.

         1.10 "Consolidated Return Year" means any Taxable year or period during which HNC owns outstanding stock of Retek in such amounts and having such characteristics as shall meet the requirements of Section 1504(a)(1) of the Code.

         1.11 "Distribution Date" means the date on which the Distribution occurs.

         1.12 "Effective Date" means January 1, 1999.

         1.13 "Estimated Payment Date" means each date occurring during any Consolidated Return Year upon which the Consolidated Group is required to make a payment of estimated Tax, whether or not such a payment is due, for such Consolidated Return Year.

         1.14 "Extension Payment Date" means, with respect to any Consolidated Return Year, any date upon which the Affiliated Group shall be required to make a payment of federal income Taxes in connection with any request by HNC, on behalf of the Affiliated Group, for an extension of the date upon which it would have been required, absent such extension, to file its federal income Tax return for such Consolidated Return Year.

         1.15 "Final Determination" means (a) a decision, judgment, decree or other order by any court of competent jurisdiction, which has become final and is either no longer subject to appeal or for which a determination not to appeal has been made; (b) a closing agreement made under Section 7121 of the Code or any comparable foreign, state, local, municipal or other Taxing statute; (c) a final disposition by any Taxing Authority of a claim for refund; or (d) any other written agreement relating to an Adjustment to which any Taxing Authority is a party the execution of which is final and prohibits such Taxing Authority from seeking any further legal or administrative remedies with respect to such Adjustment.

         1.16 "Group Refund Claim" means any claim filed by HNC on behalf of the Affiliated Group for a refund of federal income Taxes or on behalf of the Unitary Group for a refund of state income Taxes.

         1.17 "HNC Tax Adjustment" shall mean, with respect to any Taxable period or portion of a Taxable period, and as computed separately with respect to each Tax, the net increase in each such Tax equal to the sum of all Tax Adjustments made pursuant to a Final Determination with respect to each such Tax for each such Taxable period or portion of a Taxable period that are attributable to the income, assets and/or business of any member of the HNC Subgroup; provided, however, that any Tax Adjustment comprising a Restructuring Adjustment shall not be considered in determining the amount of any HNC Tax Adjustment.


         1.18 "HNC Tax Benefit" shall mean, with respect to any Taxable period or portion of a Taxable period, and as computed separately with respect to each Tax, the net decrease in each such Tax equal to the sum of all Tax Adjustments made pursuant to a Final Determination with respect to each such Tax for each such Taxable period or portion of a Taxable period that are attributable to the income, assets and/or business of any member of the HNC Subgroup; provided, however, that any Tax Adjustment comprising a Restructuring Adjustment shall not be considered in determining the amount of any HNC Tax Benefit.


         1.19 "IRS" means the United States Internal Revenue Service.

         1.20 "Person" means an individual, a general or limited partnership, a corporation, a trust, a joint venture, an unincorporated organization, a limited liability entity, or any other entity regardless of the type or nature thereof.

         1.21 "Regulations" means the Regulations issued by the Secretary of the Treasury interpreting the Code.

         1.22 "Restructuring Adjustment" shall mean, with respect to any Taxable period or portion of a Taxable period, and as computed separately with respect to each Tax, the net increase or decrease in each such Tax, as the case may be, equal to the sum of all Tax Adjustments made pursuant to a Final Determination with respect to each such Tax for each Taxable period or portion of a Taxable period that are attributable to, or are a result of, the Separation, the Initial Public Offering or the Distribution.

         1.23 "Retek Tax Adjustment" shall mean, with respect to any Taxable period or portion of a Taxable period, and as computed separately with respect to each Tax, the net increase in each such Tax equal to the sum of all Tax Adjustments made pursuant to a Final Determination with respect to each such Tax for each such Taxable period or portion of a Taxable period that are attributable to the income, assets and/or business of any member of the Retek Subgroup; provided, however, that any Tax Adjustment comprising a Restructuring Adjustment shall not be considered in determining the amount of any Retek Tax Adjustment.

         1.24 "Retek Tax Benefit" shall mean, with respect to any Taxable period or portion of a Taxable period, and as computed separately with respect to each Tax, the net decrease in each such Tax equal to the sum of all Tax Adjustments made pursuant to a Final Determination with respect to each such Tax for each such Taxable period or portion of a Taxable period that are attributable to the income, assets and/or business of any member of the Retek Subgroup; provided, however, that any Tax Adjustment comprising a Restructuring Adjustment shall not be considered in determining the amount of any Retek Tax Benefit.

         1.25 "Return" means any return, report, form or similar statement or document (including, without limitation, any related or supporting information or schedule attached thereto and any information return, claim for, amended return and declaration of estimated Tax) that has been or is required to be filed with any Taxing Authority or that has been or is required to be furnished to any Taxing Authority in connection with the determination, assessment or collection of any Taxes or the administration of any laws, regulations or administrative requirements relating to any Taxes.

         1.26 "Separate Return Period" means that period of time during which Retek is not a member of the Affiliated Group.

         1.27 "Separation Agreement" means the Separation Agreement, dated as of ________ , by and among HNC, Retek and RIS.

         1.28 "Tax" (and, with correlative meanings, "Taxes" and "Taxable") means, without limitation, and as determined on a jurisdiction-by-jurisdiction basis, each foreign or U.S. federal, state, local or municipal income, alternative or add-on minimum, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, value added or any other tax, custom, tariff, impost, levy, duty, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or penalty, addition to tax or additional amount related thereto, imposed by any Taxing Authority.

         1.29 "Tax Adjustment" shall mean the deemed increase or decrease in a Tax, determined on an issue-by-issue or transaction-by-transaction basis, as appropriate, and using the assumptions set forth in the next sentence, resulting from an adjustment made or proposed by a Taxing Authority with respect to any amount reflected or required to be reflected on any Return relating to such Tax. For purpose of determining such deemed increase or decrease in a Tax, the following assumptions will be used: (a) in the case of any Income Tax, the highest marginal Tax rate or, in the case of any other Tax, the highest applicable Tax rate, in each case in effect with respect to that Tax for the Taxable period or any portion of the Taxable period to which the adjustment relates; and (b) such determination shall be made without regard to whether any actual increase or decrease in such Tax will in fact be realized with respect to the Return to which such adjustment relates.

         1.30 "Taxing Authority" means any governmental authority or any subdivision, agency, commission or authority thereof, or any quasi-governmental or private body having jurisdiction over the assessment, determination, collection or other imposition of Taxes.

         1.31 "Tax Contest" means, without limitation, any audit, examination, claim, suit, action or other proceeding relating to Taxes in which an Adjustment to Taxes may be proposed, collected or assessed and in respect of which an indemnity payment, reimbursement or other payment may be sought under this Agreement.

         1.32 "Unitary Group" means HNC, Retek and all other corporations which may now or from time to time hereafter be eligible or required to be included in a Combined Return with HNC.


2.       FILING OF CONSOLIDATED RETURNS

         2.1 Consent to File. Retek hereby consents to the filing of Consolidated Group Returns by HNC on behalf of the Affiliated Group, including Retek and the Retek Subgroup, for each Consolidated Return Year, and to any applications for extensions of time to file such Returns which HNC in its sole judgment shall make to the IRS. Retek hereby consents to the filing of Combined Returns by HNC on behalf of the Unitary Group, including Retek and the Retek Subgroup, for each year (or portion thereof) in which HNC owns, directly or indirectly, 50% or more of the equity of Retek, and to any applications for extensions of time to file such Returns which application HNC in its sole judgment shall make to the applicable Taxing Authorities.

         2.2 Responsibility for Preparing and Filing. HNC shall be entitled to prepare and file and shall be responsible for the preparation and filing, of the Consolidated Group Returns and any Combined Returns, including but not limited to determining all Tax Return positions, paying estimated taxes and other consolidated Taxes and making all federal and state tax elections for the Affiliated Group and/or the Unitary Group and each member of such groups; provided, however, that at least 30 days prior to filing any Consolidated
Group Return, HNC shall provide Retek the opportunity to review the portion of such Consolidated Group Return that reflects the income and operations of the Retek Subgroup. Retek shall communicate its comments, if any, to HNC at least
15 days prior to the due date, including extensions, for filing such Tax return.

         2.3 Further Action. Retek agrees, at HNC's request, to furnish to HNC and/or any Taxing Authority any and all information and to execute all elections and other documents which may be necessary or appropriate, in the judgment of HNC, to evidence Retek's consent or to facilitate the preparing and filing of such Returns and applications for extension of time to file such Returns. This obligation applies to all Tax Returns for any Consolidated Return Year even if such Return is filed after Retek is no longer a member of the Affiliated Group.

3.       ALLOCATION AND PAYMENT OF LIABILITIES FOR TAXES

         3.1 Federal Income Taxes for Periods Commencing on and after the Effective Date. HNC (on behalf of itself and other members of the HNC Subgroup) and Retek (on behalf of itself and other members of the Retek Subgroup) agree to determine and allocate the federal income Tax liability of the Affiliated Group among themselves in the following manner:

                  (a) For each Taxable period commencing on or after the Effective Date in which Retek and/or any other member of the Retek Subgroup is included in the Affiliated Group, the Retek Subgroup shall be allocated, and Retek shall pay to HNC as provided in this Section 3 and in Section 4 an amount equal to, the federal income Tax liability, if any (including any alternative minimum Tax), of Retek and/or the other member(s) of the Retek Subgroup included in the Affiliated Group, as determined by HNC in accordance with the methods set forth in this Section 3.1. Such federal Tax liability shall equal the hypothetical separate return Tax liability of the Retek Subgroup, as determined in accordance with the provisions of Treasury Regulations Section 1.1552-1(a)(2)(ii) (treating references to a "member" therein as references to the Retek Subgroup, and including the adjustments under clauses (a)-(i) thereof) as if the Retek Subgroup had filed a separate consolidated federal income Tax Return. If the Retek Subgroup's federal Tax liability as so determined is zero, then HNC shall pay to Retek an amount equal to the excess, if any, of the HNC Subgroup's federal income Tax liability, determined as if the HNC Subgroup had filed a separate consolidated federal income Tax Return for such Taxable period or portion thereof (and any Taxable year of the HNC Subgroup to which a net operating loss or other Tax item of the Retek Subgroup is carried) under the same principles as set forth in the preceding sentence, over the actual federal income Tax liability of the Affiliated Group for such Taxable period or portion thereof (or such year to which such item is carried).

                  (b) For purposes of determining and allocating Tax liabilities and payment obligations for Tax periods commencing on or after the Effective Date, (i) the Retek Subgroup's federal and state income Tax liability will be computed by HNC in a manner consistent with HNC's policies and procedures for accounting for income taxes for financial statement purposes; (ii) the benefit of the graduated Tax rates provided under Section 11 of the Code and any alternative minimum Tax exemption amount under Section 55 of the Code shall be allocated to the Retek Subgroup in proportion to the ratio of the Retek Subgroup's federal Tax liability to the total federal Tax liability of the Affiliated Group (computed without regard to such benefit); and (iii) items not otherwise specifically addressed hereunder shall be allocated between the Retek Subgroup and the HNC Subgroup by HNC in a manner that reasonably reflects the provisions, purposes and intent of this Agreement.

                  (c) The Retek Subgroup's federal income Tax liability for the Taxable year during which Retek ceases to be a member of the Affiliated Group shall be determined in accordance with the provisions of Regulations Section 1.1502-76(b)(2) by closing the books of

Retek and the other members of the Retek Subgroup as of the end of the last day of the Consolidated Return Year and taking into account only items accruing during the portion of the Taxable year ending on such date in computing such liability. Items shall not be pro-rated in accordance with clauses (ii) or (iii) of Section 1.1502-76(b)(2) of the Regulations except to the extent HNC in its discretion determines that it is impracticable to allocate particular items in accordance with the preceding sentence.

                  (d) The parties acknowledge that the allocation of federal Tax liability provided for by this Section 3.1 is for purposes of determining the parties' actual payment obligations to each other with respect to Taxes of the Affiliated Group for the Consolidated Return Year and not for purposes of computing earnings and profits pursuant to Section 1552 of the Code. HNC and Retek each recognizes that such allocation may differ from the allocation provided by Section 1552 for earnings and profits purposes.

                  (e) It is acknowledged that allocation of the consolidated federal income Tax liability for the Affiliated Group under Section 1.1552-1(a) of the Regulations shall (in accordance with Section 1.1552-1(b)(2) of the Regulations), in the amount allocated to each member of the HNC Subgroup and the Retek Subgroup, decrease the earnings and profits of such member and be treated as a liability of such member for such amount. It is further acknowledged that if allocations of federal income Tax liability in accordance with Section 3.1 of this Agreement differ from the allocations in accordance with Section 1.1552-1(a)(1), HNC and Retek hereby agree that such differences will not create liabilities and receivables, but rather will be regarded as distributions with respect to stock, contributions to capital, or combinations thereof, as applicable.

         3.2 State Income and Franchise Taxes for Periods Commencing on or after the Effective Date.

                  (a) For each Taxable period commencing on or after the Effective Date for which Retek and/or any other member of the Retek Subgroup is included in any Combined Return filed by the Unitary Group, the Retek Subgroup shall be allocated, and Retek shall pay to HNC in accordance with this Section
3.2 and Section 4 an amount equal to, the state income Tax liability of Retek and/or such other Retek Subgroup members that are so included, as determined under this Section 3.2. Such state income Tax liability shall equal the hypothetical state income Tax liability of the Retek Subgroup members so included, computed as if they filed a Combined Return (or if only one such member is so included, a separate state income or franchise Tax return ) including only such included member(s). To the extent that the same or analogous federal consolidated reporting principles as are referred to in Section 3.1 apply for purposes of filing such Combined Return(s), then such principles shall also apply for purposes of determining the Retek Subgroup's state Tax liability in respect of any Combined Return of the Unitary Group. If the state income Tax liability of the Retek Subgroup as so determined is zero, then HNC shall pay to Retek an amount equal to the excess, if any, of the HNC Subgroup's state income Tax liability, determined as if the HNC Subgroup had filed a separate Combined Return not including any Retek Subgroup members, over the actual state income Tax liability of the Unitary Group. HNC shall have the discretion to determine each subgroup's liability for Taxes under this Section 3.2(a) in any manner that is reasonable in light of the applicable state and local Tax reporting principles and the purposes and intent of this Agreement.

                  (b) Retek shall be responsible for payment of any state Taxes due from it or any members of the Retek Subgroup, and HNC shall be responsible for payment of any state Taxes due from HNC or any member of the HNC Subgroup, in connection with state income or franchise Returns that are not Combined Returns. Retek shall be responsible for preparing and filing any state Tax returns, other than Combined Returns, for itself and the Retek Subgroup.

                  (c) To the extent that HNC pays any Tax on behalf of any member of the Retek Subgroup, Retek shall reimburse HNC with ten (10) days of receipt of an invoice requesting payment thereof.

4.       ESTIMATED PAYMENTS OF TAX SHARING LIABILITY

         4.1 Hypothetical Tax Computation and Payment Thereof. At least three
(3) days prior to each Estimated Payment Date of each Consolidated Return Year, HNC shall deliver to Retek hypothetical computations of estimated Tax for Retek reflecting the amounts, if any, of the estimated payment of federal and/or state income Taxes and franchise Taxes for such Consolidated Return Year, as applicable, which Retek would have been required to pay on such Estimated Payment Date if it were not included in the Affiliated Group or Unitary Group (calculated in accordance with Article 3). Retek shall pay to HNC, on such Estimated Payment Date, the amounts reflected as owing in such hypothetical computations.

         4.2 Extension Payments. Notwithstanding Section 4.1, if HNC shall request an extension of time to file the Consolidated Group Return and/or the Combined Return for any Consolidated Return Year, HNC shall compute the hypothetical amounts of the federal or state income Tax payment, as applicable, which would have been payable by Retek on such Extension Payment Date had Retek requested such an extension and had Retek not been included in the Affiliated Group or Unitary Group during such Consolidated Return Year (calculated in accordance with Article 3). Retek shall pay to HNC, on such Extension Payment Date, the amounts computed by HNC.

         4.3 Waiver. HNC, in its sole discretion, may waive on an annual basis the requirement for Retek to make the estimated Tax payments as described in this Section 4.

         4.4 Date Consolidated Group and/or Combined Return Filed. HNC shall compute the hypothetical amount of the federal, state and/or franchise Tax which would have been payable by Retek on such actual filing date had Retek not been included in the Affiliated Group or Unitary Group during such Consolidated Return Year (calculated in accordance with Section 3). Retek shall pay to HNC the amount computed, less the aggregate of any amounts previously paid on each Estimated Payment Date and Extension Payment Date pursuant to this Section 4. Retek shall pay HNC the computed amount owed within ten (10) days of the later of (i) the date on which the Tax Return is filed, or (ii) receipt of an invoice showing the computed amount owed. If the aggregate amounts paid by Retek on the Estimated Payment Dates and Extension Payment Dates for a Consolidated Return Year exceed the computed hypothetical federal, state and/or franchise Tax payable by Retek, then HNC shall refund to Retek any such excess amount within ten (10) days of filing the applicable Tax Return.

5.       DISPUTES WITH TAXING AUTHORITIES

         5.1 Confirmation of Authority. In the event of a Tax Contest with the IRS or any other Taxing Authority concerning the amount of any Tax liability of or refund due to the Affiliated Group or any member thereof for any Consolidated Return Year, and in connection with every Group Refund Claim or other claim for refund of Tax for any Consolidated Return Year, Retek hereby expressly confirms, with respect to federal income Tax liability, the authority granted to HNC in Regulations Section 1.1502-77 (and in any successor provision thereto) of the Regulations to act on behalf of Retek and the Retek Subgroup notwithstanding that Retek may be liable for additional tax or for additional payments to HNC. With respect to such federal Taxes and all other Taxes, Retek hereby expressly and irrevocably appoints HNC to be its sole agent and expressly relinquishes any rights it may have to act for or represent itself in any manner in any such Tax Contest or with respect to any such Group Refund Claim related to the time period in which Retek and/or any member of the Retek Subgroup is a member of the Affiliated Group. Retek hereby authorizes HNC and its representatives to pursue such Tax Contest, Group Refund Claim, or other claim for refund of Tax either administratively or by court action. Retek hereby irrevocably agrees that HNC shall have the exclusive right, on behalf of Retek and the Retek Subgroup, to make any and all decisions to pursue, settle, or appeal any Tax Contest, Group

Refund Claim or other claim for refund of Tax, and to control all administrative and court proceedings and any and all negotiations and settlements related thereto. Retek hereby expressly consents to HNC entering into settlements on its behalf and on behalf of the Retek Subgroup, as HNC deems appropriate in its sole discretion, exercised in good faith; provided, however, that prior to settling an issue that would give rise to Tax Adjustment for which Retek or a member of the Retek Subgroup would be liable under this Agreement, Retek shall have the right and opportunity to review such settlement. HNC may, in its sole discretion, exercised in good faith, accept or reject any suggestions made by Retek with respect to such settlement; provided, however, that HNC shall not reject any suggestion made by Retek if to do so would be unreasonable. Retek may assist in the defense of audit issues arising from its operations, at its own expense, subject to the direction and control of HNC. Retek shall reimburse HNC for all reasonable out-of pocket expenses (including, with limitation, legal, consulting and accounting fees) in the course of a Tax Contest regarding an item of the Retek Subgroup for any Taxable period during which the Retek Subgroup was a member of the Affiliated Group to the extent such expenses are reasonably attributable to such Tax Contest.

         5.2 Agreement to Cooperate. Retek agrees to cooperate and cause the Retek Subgroup to cooperate fully and in a timely manner with HNC in connection with the preparation of Tax Returns, the pursuit of any Group Refund Claim or other claim for refund of Taxes or the conduct of any Tax Contest for any Consolidated Return Year, at Retek's own expense by taking any and all action that may be necessary or helpful, as requested by HNC, including (without limitation) furnishing to HNC access to and copies of all records and documents and making personnel available for interviews and testimony. This agreement to cooperate extends beyond the date after which Retek is no longer a member of the Affiliated Group.

         5.3      Adjustments.

                  (a) In the event there is an Adjustment, made pursuant to a Final Determination, of an item of income, gain, loss, deduction, or credit with respect to any Return of any member of the Affiliated Group for any Taxable period during which Retek and/or any other member of the Retek Subgroup is or was a member of the Affiliated Group:

                      (i) Retek shall be liable for, and shall indemnify and hold harmless, as appropriate, any member of the HNC Subgroup, on an After Tax Basis against any and all Retek Tax Adjustments;

                      (ii) Retek shall be entitled to any Retek Tax Benefits on an After Tax Basis;

                      (iii) HNC shall be liable for, and shall indemnify and hold harmless, as appropriate, any member of the Retek Subgroup on an After Tax Basis against any and all HNC Tax Adjustments; and

                      (iv) HNC shall be entitled to receive on an After Tax Basis the amount of any HNC Tax Benefits.

                  (b) HNC and Retek shall share the amount of any Tax Adjustment if, and to the extent, each party is liable for and/or has an obligation to make, or has the right to receive, as the case may be, any indemnity payment, or other payment with respect to such Tax Adjustment under Section 5.3(a), in proportion to the amounts of the underlying Adjustments giving rise to such Tax Adjustment attributable to the HNC Subgroup and the Retek Subgroup respectively.

                  (c) Retek shall be liable for, and shall indemnify and hold harmless, as appropriate, any member of the HNC Subgroup on an After Tax Basis against any and all Restructuring Adjustments arising out of, or in connection with, the Separation or the Initial Public Offering.

                  (d) The indemnification provisions of this Agreement shall supplement the indemnification provisions of the Separation Agreement. In particular, the Separation Agreement provides for indemnification with respect to any Restructuring Adjustment arising out of, or in connection with, the Distribution. To the extent there is any conflict between the indemnification provisions of this Agreement and the indemnification provisions of the Separation Agreement, the indemnification provisions of the Separation Agreement shall control.

                  (e) Indemnity payments required by Section 5.3(a) and 5.3(b) shall be paid within 60 days of the date of such Final Determination. HNC shall provide Retek with prompt written notice of each such Final Determination.

6.       DISTRIBUTION TAXES AND TAX ATTRIBUTE CARRYOVERS

         6.1 Taxes Relating to the Distribution. Notwithstanding any statement herein to the contrary, any Taxes relating to or arising out of the Distribution shall be governed by Article V of the Separation Agreement.

         6.2 Carryforward Tax Attributes. The Carryforward Tax Attributes available to Retek for Separate Return Periods will be determined by allocating the Carryforward Tax Attributes of the HNC Group to tax periods beginning after the Distribution Date among the HNC Subgroup and Retek Subgroup as described below:

                  (a) Federal Tax Attributes. Any Carryforward Tax Attributes allocable to Retek or a member of the Retek Subgroup shall remain with Retek or such member. The portion, if any, of any HNC Group consolidated unused foreign tax credit which is allocable to Retek shall be determined separately with respect to each of the items of income listed in Section 904(d) of the Code.

                  (b) State or Local Income Tax Attributes. No tax attributes arising from state or local Income Tax Returns shall be allocated to Retek, unless under the provisions of applicable state law or state regulations such tax attributes are expressly required to be allocated to Retek.

         6.3 Carryback Items from Separate Return Tax Periods. With respect to carrybacks of Retek or net operating losses, net capital losses, unused tax credits and other deductible or creditable Tax attributes to a Consolidated Period from a Separate Return Period which would be permitted under the Code and the Regulations (or state law or state regulations), Retek shall make an irrevocable election under Regulations Section 1.1502-21(b)(3)(i) (or comparable state law or state regulations), to relinquish any carryback period which would include the Consolidated Period. In cases where Retek cannot relinquish the carryback period or, if the parties otherwise agree, HNC shall cooperate with Retek in seeking Tax refunds from the appropriate Taxing Authority, at Retek's expense, and Retek shall be entitled to such refund, including interest paid by the Taxing Authority in connection with such refund; provided however, that Retek shall indemnify and hold HNC harmless from and against any and all collateral Tax consequences, including interest, resulting from or caused by the carryback of deductible or creditable Tax attributes by Retek from a Separate Return Period to a Consolidated Period, including but not limited to, Tax attributes of HNC that expire unused (including Tax attributes that expire during a Tax period subsequent to the Tax period during which the Retek Tax attribute carried back was generated) and which would have been used but for Retek's carryback. The amount of such indemnity shall be limited to the actual Tax benefits to which HNC would have been entitled in the absence of the carryback of the deductible or creditable Tax attribute of Retek. Retek shall have the right to review the collateral Tax consequences being indemnified. The amount of the refund due to Retek from HNC shall be reduced and offset by the amount of the indemnification, if any.

         6.4      Post-Consolidated Period Taxes.

                  (a) HNC shall indemnify and hold Retek and the Retek Subgroup harmless for any Taxes relating to Tax Returns of HNC or the HNC Subgroup for any Separate Return Period.

                  (b) Retek shall indemnify and hold HNC and the HNC Subgroup harmless for any Taxes relating to Tax Returns of Retek or the Retek Subgroup for any Separate Return Period.

7.       PRIORITY OF AGREEMENT

         7.1 Fixing of Liability. The provisions of this Agreement shall determine and fix the liability of the parties to each other as to the matters provided for herein, regardless of how the payments made pursuant hereto are treated for Tax purposes.

8.       OTHER GROUP MEMBERS

         8.1 Agreements. HNC and Retek recognize that other corporations are now or may from time to time hereafter become members of the Affiliated Group and it may become appropriate to adopt different or additional methods of sharing Taxes. Retek, on behalf of itself and the Retek Subgroup, hereby authorizes HNC to enter into the same, similar or different supplemental, conflicting or replacement Tax sharing agreements on behalf of the Affiliated Group (including Retek and the Retek Subgroup) with any corporation which is now or may hereafter become a member of the Affiliated Group.

9.       RECORDS

         9.1 Retention by HNC. HNC shall, until the end of the applicable statute of limitations for each Tax year (giving effect to any extensions thereof), retain all material, including but not limited to, returns, supporting schedules, workpapers, correspondence, and other documents relating to the Consolidated Group Returns and Combined Returns filed for a Taxable year during which Retek is a member of the Affiliated Group and shall make such items available to Retek for inspection or copying (at Retek's expense) during HNC's regular business hours.

         9.2 Retention by Retek. Retek shall, until the end of the applicable statute of limitations for each Tax year (giving effect to any extensions thereof), retain all material, supporting schedules, workpapers, correspondence, and other documents relating to Consolidated Group Returns and Combined Returns filed for a Taxable year during which Retek is a member of the Affiliated Group and shall make such items available to HNC for inspection or copying (at HNC's expense) during Retek's regular business hours.

10.      TERM AND TERMINATION

         10.1 Term. This Agreement shall be effective as of January 1, 1999, and shall apply to and govern all subsequent Taxable periods, unless the parties hereto each agree in writing to terminate this Agreement. Notwithstanding any such termination, this Agreement shall continue in effect with respect to any payment due from one party to the other with respect to any Taxable period occurring prior to the effective date of the termination of this Agreement.

11.      MISCELLANEOUS

         11.1 Governing Law. The internal laws of the State of California (irrespective of its choice of law principles) will govern the validity of this Agreement, the construction of its terms and the interpretation and enforcement of the rights and duties of the parties hereto.

         11.2 Assignment; Binding Upon Successors and Assigns. Retek may not assign, whether voluntarily or by operation of law, any of its rights or obligations hereunder without the prior written consent of HNC, which consent may be withheld in its sole discretion. HNC may assign its rights (but not its obligations) under this Agreement without the consent of Retek; provided, however, that the rights and obligations of HNC may be assigned, without the consent of Retek, pursuant to a merger, exchange, recapitalization or other reorganization to which HNC is a party or by operation of law. This Agreement will be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Any member corporation which leaves the Affiliated Group shall be bound by this Agreement.

         11.3 Severability. If any provision of this Agreement, or the application thereof, will for any reason and to any extent be invalid or unenforceable, the remainder of this Agreement and application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the greatest extent possible, the economic, business, Tax and other purposes of the void or unenforceable provision.

         11.4 Counterparts. This Agreement may be executed in any number of counterparts, each of which will be an original as regards any party whose signature appears thereon and all of which together will constitute one and the same instrument. This Agreement will become binding when one or more counterparts hereof, individually or taken together, will bear the signatures of all the parties reflected hereon as signatories.

         11.5 Other Remedies. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby or by law on such party, and the exercise of any one remedy will not preclude the exercise of any other.

         11.6 Amendment and Waivers. Any term or provision of this Agreement may be amended, and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a writing signed by the party to be bound thereby. The waiver by a party of any breach hereof or default in the performance hereof will not be deemed to constitute a waiver of any other default or any succeeding breach or default. Failure by either party, at any time, to require performance by the other party or to claim a breach of any provision of this Agreement shall not be construed as a waiver of any right accruing under this Agreement, nor shall it affect any subsequent breach or the effectiveness of this Agreement or any part hereof, or prejudice either party with respect to any subsequent action.

         11.7 Expenses. Unless otherwise provided, all fees and expenses incurred in connection with this Agreement will be paid by the party incurring such fees or expenses.

         11.8 Attorneys' Fees. Should suit be brought to enforce or interpret any part of this Agreement, the prevailing party will be entitled to recover, as an element of the costs of suit and not as damages, reasonable attorneys' fees to be fixed by the court (including, without limitation, costs, expenses and fees on any appeal). The prevailing party will be entitled to recover its costs of suit, regardless of whether such suit proceeds to final judgment.

         11.9 Dispute Resolution. The parties shall attempt in good faith to resolve any dispute arising out of or relating to this Agreement and shall attempt in good faith to negotiate a settlement of any dispute pursuant to the following process:

                  (a) Any party having a dispute or claim shall give the other party written notice stating the nature of the dispute in reasonable detail. Within ten (10) business days after delivery of the notice, the receiving party shall submit to the other a written response also in reasonable detail. Within five (5) business days after delivery of the written response the Chief Financial Officer (or other individual who has authority to settle the controversy and who has direct responsibility for administration of the relationships established pursuant to this Agreement) for each party shall meet (in person or by telephone) at a mutually acceptable time and place (including telephonic conference), and thereafter as often as they reasonably deem necessary, to attempt to resolve the dispute. All reasonable requests for information made by one party to the other shall be honored.

                  (b) If such matter has not been resolved within ten (10) business days of the referral of the dispute to the Chief Financial Officers, then the parties may pursue litigation or, if mutually agreed, alternative dispute resolution mechanisms.

         11.10 Notices. All notices and other communications pursuant to this Agreement shall be in writing and deemed to be sufficient if contained in a written instrument and shall be deemed given if delivered personally, telecopied, sent by nationally-recognized overnight courier or mailed by registered or certified mail (return receipt requested), postage prepaid, to the parties at the addresses indicated on the signature page of this Agreement (or at such other address for a party as shall be specified by like notice). All such notices and other communications shall be deemed to have been received (a) in the case of personal delivery, on the date of such delivery, (b) in the case of a telecopy, when the party receiving such copy shall have confirmed receipt of the communication, (c) in the case of delivery by nationally-recognized overnight courier, on the business day following dispatch, and (d) in the case of mailing, on the tenth business day following such mailing. Failure of a party to provide notice in a prescribed time period or in a timely manner shall not constitute a waiver of the other party's obligation hereunder. Where notice is a condition to payment, the obligation to make the payment shall not be waived, forgiven or eliminated by virtue of a failure to give notice; however, the time period in which an amount must be paid shall be measured from the date on which notice is actually given.

         11.11 Representation by Counsel. Each of the parties hereto is represented by separate counsel of its own choosing. Each of the parties hereto has had an opportunity to ask questions of and receive advice from its counsel regarding the terms and conditions of this Agreement. This Agreement has been negotiated by the respective parties hereto and their attorneys and the language hereof will not be construed for or against either party, notwithstanding that as of the date hereof Retek is a wholly-owned subsidiary of HNC.

         11.12 Construction of Agreement. A reference to a Section will mean a Section in this Agreement unless otherwise explicitly set forth. The titles and headings herein are for reference purposes only and will not in any manner limit the construction of this Agreement which will be considered as a whole.

         11.13 Jurisdiction and Venue. The parties hereto irrevocably consent to and agree that any litigation or other dispute resolution proceeding among the parties relating to this Agreement will take place in San Diego County, California. The parties hereby irrevocably consent to the personal jurisdiction or and the venue in the state and federal court within such county.

         11.14 Further Assurances. Each party agrees to cooperate fully with the other parties and to execute such further instruments, documents and agreements and to give such further written assurances as may be reasonably requested by any other party to evidence and reflect the transactions contemplated hereby and to carry into effect the intents and purposes of this Agreement.

         11.15 Entire Agreement. This Agreement constitutes the entire understanding and agreement of the parties hereto with respect to the subject matter hereof and supersedes all prior and contemporaneous agreements or understandings, inducements or conditions, express or implied, written or oral, between the parties with respect hereto.

         IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized officers.



HNC SOFTWARE INC.                                                RETEK, INC.
ON BEHALF OF ITSELF AND THE HNC SUBGROUP                         ON BEHALF OF ITSELF AND THE RETEK SUBGROUP


By:                                                              By:
     -------------------------------------                          ---------------------------------------
Name:                                                            Name:
     -------------------------------------                             -------------------------------------
Title:                                                           Title:
     -------------------------------------                             -------------------------------------
Address for Notice:                                              Address for Notice:

HNC Software Inc.                                                Retek, Inc.
5935 Cornerstone Court West                                      Midwest Plaza
San Diego, CA  92121                                             801 Nicollet Mall, 11th Floor
FAX:  (858) 452-3220                                             Minneapolis, MN  55402
                                                                 FAX:  (612) _________

Attention:  Chief Financial Officer

                                                                 Attention:  Chief Financial Officer

